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Solectron Corporation 425


 *Filed on behalf of Solectron Corporation
Pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: C-MAC Industries, Inc.
Commission File No. 001-15108

                SOLECTRON RECEIVES RECEIPT OF CANADIAN REGULATORY
                APPROVAL FOR ITS ACQUISITION OF C-MAC INDUSTRIES

For Immediate Release: Nov. 27, 2001

MILPITAS, Calif. -- Solectron Corporation (NYSE: SLR), the world's leading provider of electronics manufacturing and supply-chain management services, today announced it received the approval of the Minister of Industry under the Investment Canada Act (Canada), as amended, on Tuesday, Nov. 27, 2001, in which the Minister determined the combination of Solectron and C-MAC Industries Inc. is "likely to be of net benefit to Canada."

Solectron will also hold a special meeting of stockholders to vote on the issuance of shares of Solectron common stock in connection with the combination between Solectron and C-MAC. The Solectron special meeting will be held Wednesday, Nov. 28, 2001, at 10:00 a.m. PST at Solectron's corporate offices at 847 Gibraltar Drive, Milpitas, CA 95035. Stockholders who held shares of Solectron common stock at the close of business on Oct. 19, 2001, will be entitled to vote at the Solectron special meeting.

SAFE HARBOR

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the business combination of Solectron and C-MAC, which, based on current expectations, involves a number of risks and uncertainties, including the satisfaction or waiver of all conditions to closing set forth in the combination agreement between Solectron and C-MAC. For a further list and description of risks and uncertainties related to the combination, see the Registration Statement on Form S-4 (Registration No. 333-69182) filed by Solectron with the Securities and Exchange Commission.

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ABOUT SOLECTRON

Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, the first two-time winner of the Malcolm Baldrige National Quality Award, has a full range of industry-leading capabilities on five continents. Its headquarters are in Milpitas, Calif.

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Analysts Contact:

Thomas Alsborg, Solectron Corporation, (408) 956-6614 (U.S.), thomasalsborg@ca.slr.com

Media Contact:

Kimi Nishita, Solectron Corporation, (408) 956-6213 (U.S.), kiminishita@ca.slr.com